Filed by Vista Outdoor Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Exchange Act of 1934

Subject Company: Revelyst, Inc.

Commission File No.: 001-41793

Vista Outdoor Inc.

Special Call

Monday, October 16, 2023 9:00 AM ET

COMPANY PARTICIPANTS

Andrew Keegan

VP & Interim CFO

Eric C. Nyman

CEO of the Outdoor Products Segment & Director

Gary L. McArthur

Interim CEO & Director

Jason R. Vanderbrink

President, CEO of Sporting Products Segment & Director

Tyler Lindwall

Vice President of Corporate Development, IR and FP&A

PRESENTATION

Operator

Hello, and welcome to the Vista Outdoor Investor Call. My name is Elliot, and I will be coordinating your call today. [Operator Instructions]

I would now like to hand over to Tyler Lindwall, Vice President of Investor Relations. The floor is yours. Please go ahead.

Tyler Lindwall

Vice President of Corporate Development, IR and FP&A

Thank you, operator, and thank you, everyone, for joining us on today’s call. With me today is Gary McArthur, Interim Chief Executive officer; Andy Keegan, Vice President and Interim Chief Financial Officer; Eric Nyman, CEO of Outdoor Products; and Jason Vanderbrink, President and CEO of Sporting Products.

I’d like to remind everyone that during today’s call, we will be making several forward-looking statements, and we make these statements under the safe harbor provisions of the Private Securities Litigation Reform Act. These forward-looking statements reflect our best estimates and assumptions based on our understanding of information known to us today. These forward-looking statements are subject to the risks and uncertainties that face Vista Outdoor and the industries in which we operate. We encourage you to review today’s press release and Vista Outdoor’s SEC filings for more information on these risks and uncertainties.

Please also note that we have posted presentation materials on our website at investors.vistaoutdoor.com, which supplement our comments this morning and include a reconciliation of non-GAAP financial measures.

Gary, I’ll turn it over to you.

Gary L. McArthur

Interim CEO & Director

Thank you, Tyler. Good morning. I would like to thank all of you for joining this call on short notice. We are excited to share with you that we have reached an agreement to sell our Sporting Products segment for $1.91 billion. We believe this creates meaningful value for stockholders and sets up both Sporting Products and Outdoor Products for long-term success.

As a brief reminder, in May 2022, we announced our intention to separate the Outdoor Products and Sporting Products segments into 2 independent publicly traded companies. We continue to believe that the separation will unlock significant stockholder value as each segment will have a dedicated strategic focus and its own set of competitive advantages. Currently, our company trades at mid-single digits enterprise value to fiscal year 2024 EBITDA, which is in line with ammunition and sporting company peers. While pure-play outdoor products focused peers tend to trade at a premium to that. We believe this value is not being reflected in our current trading price and after the separation, we expect the Outdoor Products segment to trade at a multiple more comparable to its outdoor products focused peers.

The Board has considered a number of alternatives to maximize value for stockholders, including: one, a spin-off of the Outdoor Products segment into an independent publicly traded company; and two, a tax-efficient sale of the Sporting Products segment. There has been a significant amount of effort and resources dedicated to exploring the alternatives to ensure the best decision is made for stockholders and the company.

We have made meaningful progress on our previously outlined keys to completing the spin-off, including hiring Outdoor Products leadership and sequential margin improvement in Outdoor Products’ performance since our Q4 fiscal year 2023 results. In addition, we have worked through a refinancing process, prepared a transition services agreement and other necessary agreements, planned an Investor Day and recently filed a First Amendment to the publicly filed Form 10. In parallel to our preparations for a spin, we ran a process to explore a potential sale of our Sporting Products segment, in which we canvassed a large number of qualified buyers. Since our latest earnings conference call in late July, the Board worked alongside its advisors and the company to evaluate alternatives, including a sale of our Sporting Products segment. Ultimately, the Board concluded that a sale of the Sporting Products segment to Czechoslovak Group, or CSG, is the best strategic alternative for maximizing stockholder value due to the certainty of value delivered, the payment of cash consideration to stockholders, and the ability to capitalize the Outdoor Products balance sheet with cash to accelerate its capital allocation strategy and grow the value of the Outdoor Products business faster than previously expected.

CSG, a leading industrial technology holding company operates with 5 business segments with more than 100 companies and 10,000 employees worldwide across manufacturing, development and commercial categories, has agreed to pay $1.91 billion in cash on a cash-free, debt-free basis and assuming a normalized level of working capital delivered at closing.

The Board determined that the transaction with CSG provides a compelling package of price, terms and certainty to stockholders of the company. We currently expect to close this transaction in calendar year 2024, subject to approval of our stockholders, receipt of necessary regulatory approvals, and other customary closing conditions.

[Portions of transcript unrelated to transaction omitted]

Before I hand it over to Andy to cover our guidance and the transaction’s material terms, structure and planned use of proceeds, I wanted to mention that we will be delaying our Investor Day scheduled for October 19th. We appreciate everybody’s interest in learning more about the business and plan to reschedule the Investor Day at a later date, closer to the closing of our sale of Sporting Products. Andy?

Andrew Keegan

VP & Interim CFO

Thank you, Gary. As mentioned, we have agreed to sell sporting products to CSG for $1.91 billion in cash, subject to certain adjustments, including for cash, debt and net working capital. CSG’s obligation to pay the purchase price is supported by $1.11 billion of fully committed debt financing with the remaining amount funded by CSG. The valuation is approximately 5x enterprise value to Sporting Products’ FY ‘24 EBITDA, including estimated stand-alone costs, which we believe is in line with our current trading multiple and the multiple of ammunition and sporting group peers. To effect the transaction, Vista Outdoor will separate its Outdoor Products business from its Sporting Products business, and CSG will merge one of its subsidiaries with Vista Outdoor, holding only the Sporting Products business, with current public stockholders of Vista Outdoor receiving shares of Outdoor Products and approximately $750 million in cash in the aggregate. This will be treated as a taxable sale of a stockholder’s Vista Outdoor shares. The consideration will be the combined value of the Outdoor Products shares and cash consideration they receive in the merger, allowing stockholders to recover tax basis and recognize built-in gain and loss in their Vista Outdoor shares.

Relative to a divestiture of the Sporting Products as an asset sale, this structure has corporate level tax of approximately $50 million versus approximately $380 million for a divestiture of an asset sale, and allows for the tax-efficient return of cash to stockholders. Simultaneously with closing, we intend to repay all outstanding debt and deliver approximately $750 million in cash to stockholders in the aggregate as part of the transaction consideration. The remaining cash, which we expect will be meaningful, will stay on Outdoor Products’ balance sheet, providing the ability to accelerate the implementation of our capital allocation strategy, which includes pursuing growth initiatives and strategic M&A opportunities, as well as opportunistic share repurchases.

[Portions of transcript unrelated to transaction omitted]

With that, I’ll hand it over to Eric to cover his thoughts on his first 7 weeks and Outdoor Products’ outlook.

Eric C. Nyman

CEO of the Outdoor Products Segment & Director

[Portions of transcript unrelated to transaction omitted]

Lastly, I am also excited to announce that Andy Keegan, currently Vice President and Interim CFO of Vista Outdoor, plans to join Revelyst as our CFO. Andy’s work as interim CFO has given me and the Board high confidence in his ability to serve in this position. I look forward to partnering with Andy in leading Revelyst during this transformational period and beyond.

I’ll now hand it over to Jason.

Jason R. Vanderbrink

President, CEO of Sporting Products Segment & Director

Thank you, Eric. The sale of Sporting Products to CSG is a great outcome for our company. It creates meaningful value for our stockholders and gives our brands a strategic long-term home, less exposed to the continued pressures of the public sector. As Gary mentioned, CSG is a world-class company with experience in our industry. They have shown continued growth and innovation and are the right owner of our iconic brands. CSG is based in Prague and is fully committed to our iconic American brands and expanding our legacy of U.S. manufacturing and our support of hunting and shooting heritage.

The management team here plans to remain intact, and I expect to continue as CEO of the company, joined by Al Kerfeld as CFO, and Jeff Ehrich as General Counsel and Corporate Secretary. Our team will continue to focus on making the best, most innovative ammunition in the world for all of our consumers. We have a very bright future ahead of us.

With that, we’ll open it up for questions.

QUESTION AND ANSWER

Operator

[Operator Instructions] Our first question today comes from Eric Wold from B. Riley Securities.

[Portions of transcript unrelated to transaction omitted]

Eric C. Nyman

CEO of the Outdoor Products Segment & Director

Yes. I think Eric I — Eric, just to add on to that, it’s Eric now. We obviously feel very excited about the brands that we have in the house as well as the innovation pipeline that we continue to turn on. As we go forward, this sale to CSG is a really pivotal time for all of us. It gives us the chance to focus on our performance improvement, knowing that we’ll emerge as a public company without debt. And we’re excited about that opportunity. And we know that we have some work to do with regards to our performance optimization, and we’re hard at work already on doing that.

So again, as Andy mentioned, we look forward to our Investor Day that will be upcoming prior to the official separation. And then I – we’ll have a lot more detail at that point in time for you.

Operator

We now turn to Mark Smith with Lake Street Capital Partners.

[Portions of transcript unrelated to transaction omitted]

Mark Eric Smith

Lake Street Capital Markets, LLC, Research Division

Perfect. And then the last one, just looking at the net cash kind of that will be left over for shareholders post transaction. Can you just walk me on any bridge difference between the $1.91 billion sale and maybe where the debt balance is today, last quarter, $986 million or whatever it was to get us to — I think you guys had said a $750 million net cash that will be left with the Outdoor Products company?

Andrew Keegan

VP & Interim CFO

Well, I’ll be clear, the $750 million is not going to be left with the Outdoor Products company. The $750 million is what we are returning to shareholders. So there will be $750 million going to shareholders. And then any remaining cash, so if you take the debt, you take transaction cost, and you take the $750 million, what’s left over after that off of the $1.91 billion, that’s what would be left on the Outdoor Products at that point in time. It’s hard to estimate exactly because the closing date isn’t firm, right? We expect it to be some time in calendar 2024, but the exact point in time will depend because we do still plan to pay down debt between now and then. And as we do that, that will shrink the amount of debt that we’ll have to payoff and then there could be more cash available to redeploy on the capital allocation priorities of the Outdoor Products business.

Operator

Our next question comes from Brian DiRubbio with Baird.

Unknown Analyst

As it pertains to the repayment of all the debt as a — specifically the senior notes, is it the thought that you’re just going to wait for the change of control put to be enacted by holders? Are you looking maybe to tender for the notes? Or you have a call that starts on March of 2024 or pay the May call? Just trying to get a sense of how you’re thinking about redeeming that issue.

Gary L. McArthur

Interim CEO & Director

Andy, why don’t you take that as well?

Andrew Keegan

VP & Interim CFO

Yes. I appreciate that, Brian. So we’re looking at that right now. I would tell you, I think it’s — the May call is probably where we’ll end up. We’ll see if there’s a tender. All those things are still to be determined. I think, as we talked about, paying down debt is a priority. So if we see that as an opportunity to pay down additional debt between now and then, that may be an option that we pursue.

The change of control, I don’t think it would get to that. It would probably be the May call before we get to the change of control.

Unknown Analyst

So that implies you’ll probably then close this before March 15 of next year?

Andrew Keegan

VP & Interim CFO

We don’t control all of the processes for closing. We do have regulatory. But our expectation is that the regulatory will pass and we’ll be able to close this transaction.

Operator

We now turn to Matt Koranda with Roth MKM.

[Portions of transcript unrelated to transaction omitted]

Matthew Butler Koranda

ROTH MKM Partners, LLC, Research Division

Okay. Fair enough. And then just maybe could you discuss the — just the hurdles to a sale, both regulatory and financing-wise? I mean just trying to get a better sense for how we should think about timing within ‘24. Obviously, you’ve got the typical approvals, but you also, I would assume, have CFIUS to get through. Maybe just speak to the hurdles and then how that plays into the timing of when this transaction for Sporting Products may close.

Gary L. McArthur

Interim CEO & Director

Yes. Sure, Matt. Let me just hit the high ones. Obviously, we do have a CFIUS and the HSR filing, and those will be worked on and filed shortly. Thereafter, we actually will get an S-4 filed, and that will take a little bit longer, but that will be filed, and following the S-4 filing will be a shareholder meeting where there will be a shareholder vote. And after the shareholder vote, it will really come down to how quickly we clear the regulatory hurdles of CFIUS and HSR as to when we can close. We’re not going to actually speculate. Typical processes for those, 5 to 7 months. If there are challenges, that obviously would go longer, but we are confident that we will have everything closed in calendar year 2024.

Matthew Butler Koranda

ROTH MKM Partners, LLC, Research Division

Okay. Got you. And then just confidence in sort of the debt funding for the counterparty that’s buying SP. Just curious how to think about it, maybe if Jason could weigh in. I mean about $1 billion of debt put on to that business is a healthy amount. It’s had a decent amount of debt in the past and there’s a good amount of cash flow associated with the business. But maybe just confidence that that financing can go through at the level of leverage that would be implied. Any thoughts around that would be helpful.

Gary L. McArthur

Interim CEO & Director

Yes. Matt, let me take it first and then I can turn some to Jason as well. But you obviously have the cash generated by Sporting Products. You also have the cash generated and the cash on hand at CSG, as well as their other financing facilities. And then you actually have the cash that is going to be raised through the debt as mentioned in the press release. So when we look at all the availability of cash, the cash we generate, the cash they generate, and then the ability to go out and have the debt of $1.11 billion, we’re pretty confident that the means will be there to close this transaction.

I mean, Andy, Jason, you want to add to that?

Jason R. Vanderbrink

President, CEO of Sporting Products Segment & Director

No, I totally agree with you, Gary.

Andrew Keegan

VP & Interim CFO

The only thing I would add is just I would note that the — not all of this debt will just be on the ammo business. Some of it will be at the parent company level of CSG, and CSG, as we’ve described, a large organization. And so we have full confidence in the debt level that we’ll be able to carry here.

[Portions of transcript unrelated to transaction omitted]

Operator

[Operator Instructions] We now turn to William Reuter with Bank of America.

Robert William Rigby

BofA Securities, Research Division

This is Rob Rigby on for Bill. Just one question, a clarification question. Can you confirm the timing around the spin versus the sale? Essentially, just trying to figure out if the sale of the Sporting Products, if that’s going to happen prior to the spin or after.

Gary L. McArthur

Interim CEO & Director

I think you’re referring to the tax structure that we’re going to do the transaction under. So the spin would happen just immediately before the sale of the business. I think I have that right, Andy, is that correct?

Andrew Keegan

VP & Interim CFO

Yes. So maybe I’ll just clarify in case there’s confusion is the spin — what we used to be calling the spin is no longer what we’re pursuing. So we aren’t going to — we were planning to do a spin here at the end of October. Our plan now is to go — or what we’re going through now is the sale. The — what Gary mentioned was that we still have to separate these companies, and that will be — that will occur — or the vote to complete it will happen and then a date after that, we’ll actually execute that separation. So the vote won’t actually complete it. It will be when we complete the transaction. It will be contingent on the closing of the transaction, and that will be sometime in calendar ‘24.

Operator

Our next question comes from Jim Chartier with Monness, Crespi and Hardt.

[Portions of transcript unrelated to transaction omitted]

James Andrew Chartier

Monness, Crespi, Hardt & Co., Inc., Research Division

Okay. And then just to clarify, what’s the tax impact of this transaction? Is it $50 million? Or is it more than that?

Andrew Keegan

VP & Interim CFO

The actual tax impact that we’re expecting is about $50 million for the transaction, versus — and that’s — and to be clear, if we had done this under more of a traditional asset sale, it would have been over $380 million. But because we are doing this with the separation and the vote that we’ll be going through that has lowered that tax impact to about $50 million.

[Portions of transcript unrelated to transaction omitted]

Operator

This concludes our Q&A. I will now hand back to Gary McArthur for closing remarks.

Gary L. McArthur

Interim CEO & Director

All right. I would just like to thank everyone for attending our call this morning. And this will conclude our call. We look forward to talking to you again at our earnings announcement in early November. Thanks again.

Operator

Ladies and gentlemen, today’s call has now concluded. We’d like to thank you for your participation. You may now disconnect your lines.

Forward-Looking Statements

Some of the statements made and information contained in these materials, excluding historical information, are “forward-looking statements,” including those that discuss, among other things: the Company’s plans, objectives, expectations, intentions, strategies, goals, outlook or other non-historical matters; projections with respect to future revenues, income, earnings per share or other financial measures for the Company; and the assumptions that underlie these matters. The words “believe,” “expect,” “anticipate,” “intend,” “aim,” “should” and similar expressions are intended to identify such forward-looking statements. To the extent that any such information is forward-looking, it is intended to fit within the safe harbor for forward-looking information provided by the Private Securities Litigation Reform Act of 1995. Numerous risks, uncertainties and other factors could cause the Company’s actual results to differ materially from the expectations described in such forward-looking statements, including the following: risks related to the Transaction, including (i) the failure to receive, on a timely basis or otherwise, the required approval of the Transaction by the Company’s stockholders, (ii) the possibility that any or all of the various conditions to the consummation of the Transaction may not be satisfied or waived, including the failure to receive any required regulatory approvals from any applicable governmental entities (or any conditions, limitations or restrictions placed on such approvals), (iii) the possibility that competing offers or acquisition proposals may be made, (iv) the occurrence of any event, change or other circumstance that could give rise to the termination of the merger agreement relating to the Transaction, including in circumstances which would require the Company to pay a termination fee, (v) the effect of the announcement or pendency of the Transaction on the Company’s ability to attract, motivate or retain key executives and employees, its ability to maintain relationships with its customers, vendors, service providers and others with whom it does business, or its operating results and business generally, (vi) risks related to the Transaction diverting management’s attention from the Company’s ongoing business operations and (vii) that the Transaction may not achieve some or all of any anticipated benefits with respect to either business segment and that Transaction may not be completed in accordance with the Company’s expected plans or anticipated timelines, or at all; impacts from the COVID-19 pandemic on the Company’s operations, the operations of the Company’s customers and suppliers and general economic conditions; supplier capacity constraints, production or shipping disruptions or quality or price issues affecting the Company’s operating costs; the supply, availability and costs of raw materials and components; increases in commodity, energy, and production costs; seasonality and weather conditions; the Company’s ability to complete acquisitions, realize expected benefits from acquisitions and integrate acquired businesses; reductions in or unexpected changes in or the Company’s inability to accurately forecast demand for ammunition, accessories, or other outdoor sports and recreation products; disruption in the service or significant increase in the cost of the Company’s primary delivery and shipping services for the Company’s products and components or a significant disruption at shipping ports; risks associated with diversification into new international and commercial markets, including regulatory compliance; the Company’s ability to take advantage of growth opportunities in international and commercial markets; the Company’s ability to obtain and maintain licenses to third-party technology; the Company’s ability to attract and retain key personnel; disruptions caused by catastrophic events; risks associated with the Company’s sales to significant retail customers, including unexpected cancellations, delays, and other changes to purchase orders; the Company’s competitive environment; the Company’s ability to adapt the Company’s products to changes in technology, the marketplace and customer preferences, including the Company’s ability to respond to shifting preferences of the end consumer from brick and mortar retail to online retail; the Company’s ability to maintain and enhance brand recognition and reputation; others’ use of social media to disseminate negative commentary about us, the Company’s products, and boycotts; the outcome of contingencies, including with respect to litigation and other proceedings relating to intellectual property, product liability, warranty liability, personal injury, and environmental remediation; the Company’s ability to comply with extensive federal, state and international laws, rules and regulations; changes in laws, rules and regulations relating to the Company’s business, such as federal and state ammunition regulations; risks associated with cybersecurity and other industrial and physical security threats; interest rate risk; changes in the current tariff structures; changes in tax rules or pronouncements; capital market volatility and the availability of financing; foreign currency exchange rates and fluctuations in those rates; general economic and business conditions in the United States and the Company’s markets outside the United States, including as a result of the war in Ukraine and the imposition of sanctions on Russia, the COVID-19 pandemic, conditions affecting employment levels, consumer confidence and spending, conditions in the retail environment, and other economic conditions affecting demand for the Company’s products and the financial health of the Company’s customers.

No Offer or Solicitation

This communication is neither an offer to sell, nor a solicitation of an offer to buy any securities, the solicitation of any vote, consent or approval in any jurisdiction pursuant to or in connection with the proposed transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.

Additional Information and Where to Find It

These materials may be deemed to be solicitation material in respect of the transaction among Vista Outdoor, Revelyst, CSG Elevate II Inc., CSG Elevate III Inc. and CZECHOSLOVAK GROUP a.s. (the “Transaction”). In connection with the Transaction, Revelyst, a subsidiary of Vista Outdoor, intends to file with the United States Securities and Exchange Commission (“SEC”) a registration statement on Form S-4 in connection with the proposed issuance of shares of common stock of Revelyst to Vista Outdoor stockholders pursuant to the Transaction, which Form S-4 will include a proxy statement of Vista Outdoor that also constitutes a prospectus of Revelyst (the “proxy statement/prospectus”). INVESTORS AND STOCKHOLDERS ARE URGED TO READ ALL RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING VISTA OUTDOOR’S PROXY STATEMENT/PROSPECTUS (IF AND WHEN AVAILABLE), BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE TRANSACTION AND THE PARTIES TO THE TRANSACTION. Investors and stockholders will be able to obtain the proxy statement/prospectus and any other documents (once available) free of charge through the SEC’s website at www.sec.gov. Copies of the documents filed with the SEC by Vista Outdoor will be available free of charge on Vista Outdoor’s website at www.vistaoutdoor.com.

Participants in Solicitation

Vista Outdoor, Revelyst, CSG Elevate II Inc., CSG Elevate III Inc. and CZECHOSLOVAK GROUP a.s. and their respective directors, executive officers and certain other members of management and employees, under SEC rules, may be deemed to be “participants” in the solicitation of proxies from Vista Outdoor’s stockholders in respect of the Transaction. Information about Vista Outdoor’s directors and executive officers is set forth in Vista Outdoor’s proxy statement on Schedule 14A for its 2023 Annual Meeting of Stockholders, which was filed with the SEC on June 12, 2023 and subsequent statements of changes in beneficial ownership on file with the SEC. These documents are available free of charge through the SEC’s website at www.sec.gov. Additional information regarding the interests of potential participants in the solicitation of proxies in connection with the Transaction, which may, in some cases, be different than those of Vista Outdoor’s stockholders generally, will also be included in the proxy statement/prospectus relating to the Transaction, when it becomes available.